

02005953

[ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

HB VF34-02

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SEC FILE NUMBER
8-41609

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WWK Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22007 West Outer Drive
(No. and Street)

Dearborn (City) Michigan (State) 48124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason M. Welch 313-562-5007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pew & Kearis, PLLC
(Name — *if individual, state last, first, middle name*)

39555 Orchard Hill Place, Suite 600, Novi, Michigan 48375
(Address) (City) (State) Zip Code)

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3/14/02

OATH OR AFFIRMATION

I, Jason M. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

DANIEL J WELCH
Notary Public, Oakland County, MI
My Commission Expires Sep 14, 2005

Signature

Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS
- STATEMENT OF FINANCIAL CONDITION
- STATEMENT OF INCOME
- STATEMENT OF CHANGES IN SHAREHODLERS' EQUITY
- STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULE
- COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Pew & Kearis, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

39555 Orchard Hill Place
Suite 600
Novi, Michigan 48375
(248) 374-5020
Fax (248) 374-5026

January 28, 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors
WWK Investments, Inc.

We have audited the accompanying statement of financial condition of WWK Investments, Inc. as of December 31, 2001 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly in all material respects, the financial position of WWK Investments, Inc. as of December 31, 2001 and the results of its operations and it cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PEW AND KEARIS, PLLC
Certified Public Accountants

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 14,740
Receivable from broker/dealers	2,756
TOTAL ASSETS	17,496

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	3,000
Commissions payable	1,146
TOTAL LIABILITIES	4,146
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 10,000 shares; issued and outstanding 5,000 shares	5,000
Additional paid-in capital	54,558
Retained earnings (deficit)	(46,208)
Total Shareholders' Equity	13,350
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 17,496

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Commissions	$ 345,873
EXPENSES	
Commission, compensation and related benefits expense	190,187
Management fees	182,500
Other operating expenses	5,615
Total Operating Expenses	378,302
Income (loss) before income tax provision	(32,429)
Provision for income tax	-0-
Income tax benefit from consolidated filing	-0-
NET INCOME (LOSS)	$ (32,429)

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – Beginning of year	$ 5,000	54,558	(13,779)	$ 45,779
Net Income (loss)			(32,429)	(32,429)
Balance-End of year	$ 5,000	54,558	(46,208)	$ 13,350

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities	
Net Income (Loss)	$ (32,429)
Adjustments:	
Decrease in receivable from broker/dealers	12,091
Decrease in commissions payable	(6,044)
Net Cash Flows Provided (Used) by Operations	(26,382)
Net Cash Flows Provided (Used) by Investing Activities	-0-
Net Cash Flows Provided (Used) by Financing Activities	-0-
Net Increase (Decrease) in Cash and Cash Equivalent	(26,382)
Cash and Cash Equivalents Balance at December 31, 2000	41,122
Cash and Cash Equivalents Balance At December 31, 2001	$ 14,740

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is wholly owned subsidiary of Welch, Welch, & Kelley Investments, Inc. and was incorporated under the laws of the state of Nebraska on July 19, 1989. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transaction - Securities transactions and related revenue and expense, are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital was $13,216 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 31%.

NOTE 3 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly owned subsidiary of Welch, Welch, & Kelley Investments, Inc. (the Parent). The companies report their income on a consolidated basis for federal and state income tax purposes. The Parent assumes responsibility for all income tax liabilities. Pursuant to the terms of a written agreement dated August 27, 1997, the Parent has agreed to pay substantially all overhead and operating expenses incurred by the Company with the exception of commission expense. In consideration, the Company agrees to pay a discretionary minimum annual management fee totaling $90,000. For the year ended December 31, 2001, the Company paid management fees to the Parent totaling $182,500.

In addition, the Parent has adopted a retirement plan known as a SIMPLE plan. Since the Company is a wholly owned subsidiary of the Parent, all Company employees who meet the plan's eligibility requirements are covered. No provisions were made by the Company relating to employer matching contributions. These contributions are the responsibility of the Parent.

NOTE 4 - EMPLOYEE AGREEMENTS

The Company has entered into agreements with officers of the Company. The terms of the agreements state that, upon a mutually agreeable termination, the Company agrees to pay 50% of fees earned which are paid by registered investment companies and are based upon the total amount invested by the customers of the Company in the investment companies' assets. These fees are commonly referred to as "12b-1" or "trail" fees. The agreements further provide that, in the event of death, the Company will pay 40% of these fees to the officer's spouse. If the termination is not mutually agreeable, the officer forfeits the previous terms and a two-year covenant not to compete is implemented. During the year ended December 31, 2001, the Company received $160,919 of the previously described 12b-1 fees. This amount comprised 47% of the Company's total revenue.

SUPPLEMENTARY INFORMATION

WWK INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total shareholders' equity	$	13,350
Deductions:		
Haircuts on securities - Other securities		134
NET CAPITAL	$	13,216
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	276
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from the statement of financial condition	$	4,146
Percentage of Aggregate Indebtedness to Net Capital		31%

NOTE: There are no material differences between the Computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Pew & Kearis, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

39555 Orchard Hill Place
Suite 600
Novi, Michigan 48375
(248) 374-5020
Fax (248) 374-5026

January 28, 2002

Board of Directors
WWK Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of WWK Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions exists. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of WWK Investments, Inc. for the year ended December 31, 2001 and this report does not effect our report thereon dated January 28, 2002. In addition, no facts came to our attention, which would indicate the Company was not in compliance with its type k(1) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



PEW & KEARIS, PLLC
Certified Public Accountants

WWK INVESTMENTS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2001